Exhibit 99(h)(1)(c)

Exhibit (h)(1)(c) Amended Appendix C to the Fund Accounting and Administration Agreement

APPENDIX C AS OF DECEMBER 7, 2006

TO THE FUND ACCOUNTING AND ADMINISTRATION AGREEMENT

FEES

Fees paid to ALPS shall be calculated and accrued daily and payable monthly by the Fund at the annual rate of:

No minimum fee for the first nine months, thereafter, the fees will be the greater of $820,000 or:

•	6.5 basis points of Funds’ annual net assets between $0—$1B

•	3.5 basis points of Funds’ annual net assets between $1B—$3B

•	3.0 basis points of Funds’ annual net assets in excess of $3B

Plus:

$2,000 annual fee per each additional class of shares;

Pass-through at cost of out-of-pocket expenses, including: third party security pricing fees, Blue Sky state registration fees, SAS 70 report, NASD advertising/filing fees, registered representative licensing fees and other expenses which may occur at the direction of the Fund; and

The proposed fee does not reflect the cost for an independent auditor to review the income tax provision and tax basis financial statement disclosures, review and sign the federal and state income tax returns, review the distribution calculations or review and sign the excise tax returns.